FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1– Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 11, 2008

Exhibit 99.1

CHINA MEDICAL TECHNOLOGIES ANNOUNCES CONCURRENT OFFERINGS OF $150 MILLION OF CONVERTIBLE SENIOR NOTES AND PURCHASED ADSs PURSUANT TO ADS ISSUANCE AND REPURCHASE AGREEMENTS

BEIJING, China, August 11, 2008 — China Medical Technologies, Inc. (the “Company”) (Nasdaq GSM: CMED) today announced that it intends to offer, subject to market and other conditions, $150.0 million aggregate principal amount of convertible senior notes due 2013 and American Depositary Shares, or ADSs, which are being purchased by affiliates of the underwriters of the notes offering pursuant to ADS issuance and repurchase agreements with the Company. The Company intends to grant to the underwriters of the notes offering an option to purchase up to an additional $22.5 million aggregate principal amount of notes to cover over-allotments.

The Company intends to use the net proceeds of the notes offering, after deducting underwriting discounts and offering expenses, for general corporate purposes and for the acquisitions of businesses, products and technologies that the Company believes will complement its existing business.

In connection with the notes offering, the Company expects to enter into ADS issuance and repurchase agreements with affiliates of the underwriters of the notes and ADS offerings (the “ADS purchasers”), pursuant to which the Company will issue ADSs to the ADS purchasers at a purchase price of $1.00 per ADS, which is equal to the par value of the underlying ordinary shares. The ADS purchasers will be obligated to deliver to the Company an equal number of ADSs on a later date as described below, and, on the day the Company issues the purchased ADSs to the ADS Purchasers, the Company will prepay to the ADS purchasers $1.00 per ADS to repurchase these ADSs to be delivered to the Company in the future. Concurrently with the notes offering, the ADS purchasers will sell the purchased ADSs pursuant to a separate prospectus supplement and accompanying prospectus. The ADS purchasers will receive all of the proceeds from the sale of the purchased ADSs in the ADS offering. The Company will not receive any proceeds from the sale of the purchased ADSs in the ADS offering. The sale of the purchased ADSs is intended to facilitate privately negotiated transactions or short sales by which investors in the notes will hedge their investment in the notes. The closing of the notes offering is contingent upon the closing of the concurrent offering of purchased ADSs that will be initially offered at a fixed price, and the closing of the concurrent offering of purchased ADSs that will be initially offered at a fixed price is contingent upon the closing of the notes offering.

While the ordinary shares underlying the purchased ADSs will be considered issued and outstanding for purposes of Cayman Islands Companies Law, the Company believes that under U.S. GAAP currently in effect, the purchased ADSs will not be considered outstanding for the purpose of computing earnings per ADS because, pursuant to the ADS issuance and repurchase agreements, among other things, upon conversion, repurchase or payment at maturity of all of the notes, the ADS purchasers will be obligated to deliver to the Company a number of ADSs equal to the number of purchased ADSs, unless earlier delivered pursuant to the ADS issuance and repurchase agreements.

Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated will act as underwriters for the notes offering and the ADS offering.

The notes offering and the ADS offering will be made under the Company’s shelf registration statement filed with the Securities and Exchange Commission on August 11, 2008. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Copies of the preliminary notes prospectus supplement and the accompanying prospectus and the preliminary ADS prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or emailing prospectus@morganstanley.com or contacting 180 Varick Street, New York, New York 10014, Attention: Prospectus Department.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed offerings, the use of the net proceeds from the notes offering and the belief that the purchased ADSs will not be considered outstanding for the purpose of computing and reporting earnings per ADS. These forward-looking statements involve risks and uncertainties. Factors that could cause actual events to differ materially from those predicted in such forward-looking statements include market conditions, potential fluctuations in the price of the Company’s ADSs, management’s broad discretion over the use of the net proceeds of the notes offering, or changes in U.S. generally accepted accounting principles or in their interpretation. Certain of these risks and others are detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 20-F for the year ended March 31, 2008.

Contacts

Sam Tsang

Tel: 86-10-6530-8833

Email: IR@chinameditech.com

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